EXHIBIT 99.1

Profound Medical Receives U.S. FDA 510(k) Clearance for ‘Contouring Assistant’ AI Module that Enables Creation of an Automated TULSA Treatment Plan

– Prostate segmentation using a deep learning convolutional neural network –

– Model uses 24,611,072 parameters extracted from 7,466 training images –

– Validated in standalone and multi-reader, multi-case clinical studies conducted by world-renowned experts –

– Urologists testing this TULSA-AI module improved their segmentation accuracy and were 32% faster in their contours –

TORONTO, May 14, 2024 (GLOBE NEWSWIRE) -- Profound Medical Corp. (NASDAQ:PROF; TSX:PRN) (“Profound” or the “Company”), a commercial-stage medical device company that develops and markets customizable, incision-free therapies for the ablation of diseased tissue, today announced that it has received 510(k) clearance from the U.S. Food and Drug Administration (“FDA”) for the Company’s second TULSA-AI module, Contouring Assistant, for use in conjunction with its TULSA-PRO® system.

The Transurethral Ultrasound Ablation (“TULSA”) procedure has the potential of becoming a mainstream treatment modality across the entire prostate disease spectrum; ranging from low-, intermediate-, or high-risk prostate cancer; to hybrid patients suffering from both prostate cancer and benign prostatic hyperplasia (“BPH”); to men with BPH only; and also, to patients requiring salvage therapy for radio-recurrent localized prostate cancer. TULSA employs real-time MR guidance for pixel-by-pixel precision to preserve prostate disease patients’ urinary continence and sexual function while killing the targeted prostate tissue via a precise sound absorption technology that gently heats it to kill temperature (55-57°C). TULSA is an incision- and radiation-free “one-and-done” procedure performed in a single session that takes a few hours. Virtually all prostate shapes and sizes can be safely, effectively, and efficiently treated with TULSA. There is no bleeding associated with the procedure; no hospital stay is required; and most TULSA patients report quick recovery to their normal routine.

Recognizing TULSA is being used by urologists to treat an unrivalled variety of prostate cancer and/or BPH patients, Profound is developing a novel set of software modules under the ‘TULSA-AI’ brand to work in conjunction with TULSA-PRO® to provide further customizability, ease of use, speed of treatment and higher confidence in clinical outcomes.

Contouring Assistant, Profound’s second FDA-cleared TULSA-AI module, is a machine learning-based prostate segmentation tool designed to assist in efficiently delineating the prostate and target ablation volume. This module uses a large database of successful physician-created TULSA treatment designs and recommends a design in a new procedure based upon that knowledge. Moving forward, as the TULSA treatment and outcomes database continues to grow via real-world adoption, and as AI technology evolves, the proposed treatment designs are expected to continue to improve.

In support of the FDA 510(k) application, Contouring Assistant went through rigorous clinical analysis.

First, a Reference Standard was created by combining contours from three expert prostate radiologists: Edward Steiner, MD (WellSpan York Hospital); Steven Raman, MD (UCLA Health); and Robert Princenthal, MD (Rolling Oaks Radiology/RadNet).

Then, Contouring Assistant was validated in two clinical studies:

  A standalone study in 100 prostate cancer cases, comparing Contouring Assistant to the Reference Standard. This study demonstrated:

    Contouring Assistant was non-inferior to the Reference Standard, similar to expert radiologist inter-reader variability; and
    Contouring Assistant contoured the 100 prostate cases with an average Sørensen–Dice coefficient of 0.910 +/- 0.031.
  A multi-reader, multi-case (“MRMC”) study was conducted by five prominent radiologists: Pejman Ghanouni, MD, PhD (Stanford Medicine); Aytekin Oto, MD (University of Chicago); Adnaan Moin, MD (WellSpan York Hospital), Sandeep Arora, MBBS (Yale School of Medicine); and Ara Karamanian, MD (HALO Precision Diagnostics). In addition, the same study design was used to assess performance by three renowned urologists: Laurence Klotz, MD (Sunnybrook Health Sciences Centre); Christian Pavlovich, MD (Johns Hopkins University); and Preston Sprenkle, MD (Yale School of Medicine). This MRMC study demonstrated that:

    The MRMC readers using Contouring Assistant were non-inferior in terms of contouring accuracy, but also 29% faster on average; and
    The three urologists who tested this feature showed statistically significant improvement in their segmentation accuracy using Contouring Assistant, and were 32% faster on average.

“Profound is to be commended for supporting this rigorous clinical analysis of the Contouring Assistant feature, which was on par with that normally associated with testing diagnostic-level AI software,” said Dr. Sprenkle. “Importantly, Contour Assistant not only allowed my esteemed urologist colleagues and I to approach the accuracy of an expert radiologist reader in our TULSA treatment designs, but also enabled us to reduce overall procedure times by one-third.”

Arun Menawat, PhD, Profound’s CEO and Chairman, commented, “The addition of a second, FDA-cleared TULSA-AI module is an important milestone as we continue to deliver on our promise to continuously improve the TULSA treatment experience for urologists and their patients. To that end, we believe that Contouring Assistant should not only increase urologists’ confidence in their treatment designs, but also significantly increase their procedural efficiency.”

Profound is continuing development work on the next planned TULSA-AI module, TULSA BPH, and expects to provide more details on that later in 2024.

About Profound Medical Corp.

Profound is a commercial-stage medical device company that develops and markets customizable, incision-free therapies for the ablation of diseased tissue.

Profound is commercializing TULSA-PRO®, a technology that combines real-time MRI, robotically-driven transurethral ultrasound and closed-loop temperature feedback control. TULSA-PRO® is designed to provide customizable and predictable radiation-free ablation of a surgeon-defined prostate volume while actively protecting the urethra and rectum to help preserve the patient’s natural functional abilities. TULSA-PRO® has the potential to be a flexible technology in customizable prostate ablation, including intermediate stage cancer, localized radio-recurrent cancer, retention and hematuria palliation in locally advanced prostate cancer, and the transition zone in large volume benign prostatic hyperplasia (“BPH”). TULSA-PRO® is CE marked, Health Canada approved, and 510(k) cleared by the U.S. Food and Drug Administration (“FDA”).

Profound is also commercializing Sonalleve®, an innovative therapeutic platform that is CE marked for the treatment of uterine fibroids and palliative pain treatment of bone metastases. Sonalleve® has also been approved by the China National Medical Products Administration for the non-invasive treatment of uterine fibroids and has FDA approval under a Humanitarian Device Exemption for the treatment of osteoid osteoma. The Company is in the early stages of exploring additional potential treatment markets for Sonalleve® where the technology has been shown to have clinical application, such as non-invasive ablation of abdominal cancers and hyperthermia for cancer therapy.

Forward-Looking Statements

This release includes forward-looking statements regarding Profound and its business which may include, but is not limited to, the expectations regarding the efficacy of Profound’s technology in the treatment of prostate cancer, BPH, uterine fibroids, palliative pain treatment and osteoid osteoma. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "is expected", "expects", "scheduled", "intends", "contemplates", "anticipates", "believes", "proposes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Such statements are based on the current expectations of the management of Profound. The forward-looking events and circumstances discussed in this release, may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting the Company, including risks regarding the medical device industry, regulatory approvals, reimbursement, economic factors, the equity markets generally and risks associated with growth and competition. Although Profound has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement can be guaranteed. In addition, there is uncertainty about the spread of the COVID-19 virus and the impact it will have on Profound’s operations, the demand for its products, global supply chains and economic activity in general. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and Profound undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise, other than as required by law.

For further information, please contact:

Stephen Kilmer
Investor Relations
skilmer@profoundmedical.com
T: 647.872.4849

Susan Thomas
Public Relations
sthomas@profoundmedical.com
T: 619.540.9195